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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 7)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212) 902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              October 16, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

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            Whitehall Street Real Estate Limited Partnership V
("Whitehall"), WH Advisors, L.P. V, WH Advisors, Inc. V, The Goldman Sachs Group, L.P., and Goldman, Sachs & Co. ("GS&Co") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D, dated
January 3, 1995, as amended by Amendment No. 1 thereto dated September 12, 1995, Amendment No. 2 thereto dated September 19, 1995, Amendment No. 3 thereto dated October 6, 1995, Amendment No. 4 thereto dated October 6, 1995, Amendment No. 5 thereto dated October 10, 1995 and Amendment No. 6 thereto dated October 12, 1995 (the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 4.     Purpose of the Transaction.

            Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph as a new numbered paragraph 12 immediately after numbered paragraph 11 appearing therein:

            12. On October 16, 1995, the Whitehall Investors, Tishman Speyer, Rockefeller, Exor and Troutlet executed a letter agreement in which they agreed that the Merger Proposal will remain open until the close of business on Monday, October 23, 1995. A copy of the letter agreement is attached hereto as
            Exhibit 15 and is incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph as a new lettered paragraph (g) immediately after lettered paragraph (f) appearing therein:

                 (g) On October 16, 1995, the Whitehall Investors, Tishman Speyer, Rockefeller, Exor and Troutlet executed a letter agreement in which they agreed that the Merger Proposal will remain open until the close of business on Monday, October 23, 1995. A copy of the letter agreement is attached hereto

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            as Exhibit 15 and is incorporated herein by reference.


Item 7.     Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

            Exhibit No.            Exhibit                              Page

                  15               Letter Agreement, dated October      5
                                   16, 1995, by and among Whitehall
                                   Street Real Estate Limited
                                   Partnership V, Goldman, Sachs &
                                   Co., Goldman Sachs Mortgage
                                   Company, Tishman Speyer
                                   Properties, L.P., David
                                   Rockefeller, Exor Group S.A. and
                                   Troutlet Investments Corporation.

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                                 SIGNATURE


      After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 18, 1995



                        WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                             By:  WH Advisors, L.P. V, General
                                  Partner


                                   By:   WH Advisors, Inc. V,
                                           General Partner


                                     By: /s/ Ralph Rosenberg
                                          _____________________
                                          Name: Ralph Rosenberg
                                          Title: Vice President